Via EDGAR

July 19, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiskOn International, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-276555

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RiskOn International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-276555), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 17, 2024, amended on February 8, 2024 and was declared effective by the Commission on February 14, 2024.

The Registration Statement was a “shelf” registration statement filed in order to register for resale up to $25 million of the Registrant’s securities, consisting of (i) common stock, (ii) preferred stock, (iii) warrants, (iv) rights, and (v) units (collectively, the “Securities”).

The Registrant no longer intends to sell any Securities because the Registrant is no longer eligible to use Form S-3. Because the potential sale of Securities that were registered under the Registration Statement did not and will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no Securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Olshan Frome Wolosky LLP, Attn: Kenneth Schlesinger, 1325 Avenue of the Americas, 15th Floor, New York, New York 10019, email: kschlesinger@olshanlaw.com.

If you have any questions with respect to this matter, please contact the undersigned at (646) 650-5044 or Kenneth Schlesinger at (212) 451-2252.

Very truly yours,

RiskOn International, Inc.

By: /s/ Henry C.W. Nisser
Henry C.W. Nisser
President and General Counsel

cc:	Kenneth Schlesinger, Olshan Frome Wolosky LLP
Kayson Pulsipher, RiskOn International, Inc.